510 Burrard St, 3rd Floor
Date: January 27, 2014	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KLONDEX MINES LTD. (CANCELLED MEETING)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	December 24, 2013 (CANCELLED)
Record Date for Voting (if applicable) :	December 24, 2013 (CANCELLED)
Beneficial Ownership Determination Date :	December 24, 2013 (CANCELLED)
Meeting Date :	January 29, 2014 (CANCELLED)
TBA
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	498696103	CA4986961031

Sincerely,

Computershare
Agent for KLONDEX MINES LTD.